UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On November 8, 2023, Ms. Kim, Sung-Eun and Mr. Lee, Sung-Ho were appointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation for a term of two years beginning on November 8, 2023 and ending on November 7, 2025, in replacement of the former non-standing directors, Mr. Park. Hyo-Sung and Mr. Lee, Kee-Man, whose terms of office expired.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details

Kim, Sung-Eun

•  Gender: Female

•  Date of Birth: February 11, 1957

•  Current Position:

•  Chairman of Sung Eun Foundation

•  Previous Positions:

•  Professor of Kyung Hee University, College of Management

•  Member of Electricity Regulatory Commission

•  Professor of Duksung Women’s University, College of Business Administration

Lee, Sung-Ho

•  Gender: Male

•  Date of Birth: January 3, 1964

•  Current Positions:

•  Professor of University of Seoul, College of Business Administration

•  Vice President of Korean Academic Society of Business Administration

•  Previous Positions:

•  President of Korean Marketing Association

•  Non-executive director of Korea Racing Authority

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: November 8, 2023

Reference to the Shareholders:

Composition of the Board of Directors

Following the appointment of the directors on May 1, 2023, the board of directors of KEPCO is composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Cheong, Seung-Il	President & Chief Executive Officer	Jun. 1, 2021

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023

Standing Director	Male	Park, Heon-Gyu	Corporate Senior Executive Vice President and Chief Financial & Strategic Planning Officer	May 28, 2021

Standing Director	Male	Kim, Tae-Ok	Corporate Senior Executive Vice President and Chief Power Grid Officer	Mar. 25, 2021

Standing Director	Male	Lee, Heung-Joo	Corporate Senior Executive Vice President and Chief Global & Nuclear Business Officer	Oct. 14, 2021

Non-standing Director	Male	Park, Jong-Bae	Non-Executive Director and the Chairperson of the Board of Directors	Jan. 31, 2020

Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021

Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director	Aug. 30, 2023

Non-standing Director	Male	Park, Hyo-Sung	Non-Executive Director and Member of the Audit Committee	Apr. 14, 2021

Non-standing Director	Male	Lee, Kee-Man	Non-Executive Director	Apr. 14, 2021